[Chapman and Cutler LLP Letterhead]

July 3, 2019

VIA EDGAR CORRESPONDENCE

Jay Williamson
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Williamson:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 5, 2019 (the “Registration Statement”). The Registration Statement relates to the Amplify Seymour Cannabis ETF (formerly, Amplify Seymour Alternative Plant Economy ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategy

The Commission notes that, in compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”), the Fund discloses in its “Principal Investment Strategies” section that:

“the Fund will invest at least 80% of its net assets (including investment borrowings in the securities of companies that derive 50% or more of their revenue from the cannabis and hemp ecosystem.”

Additionally, the Fund states that it will be principally engaged across one of three classifications: Cannabis/Hemp Plant, Support, and Ancillary. Please provide an example of the type of companies that would typically fall into the “Ancillary” category, as well as an explanation as to whether any such companies would derive 50% or more of revenue from the cannabis and hemp ecosystem. Please advise or revise the disclosure in the “Principal Investment Strategy” section accordingly.

Response to Comment 1

The Fund believes that it may be, from time to time, principally invested in companies that fit the “Ancillary” classification of the cannabis and hemp ecosystem. As such, the Fund believes that the disclosure regarding the Fund’s potential investments in such classification is appropriate. Currently, there are eight companies that are being considered for inclusion in the Fund that qualify under the Fund’s definition of Ancillary. While making no commitment that these companies will appear in the Fund, examples of such Ancillary companies include, but are not limited to:

●	Canopy Rivers, Inc. (RIV CN, TSX Venture) is a company focused on cannabis and hemp investments. The company currently derives greater than 50% of its revenue from the cannabis/hemp ecosystem. As a result, this company would be considered a cannabis company for the Fund for purposes of the Names Rule.

●	Greenlane Holdings, Inc. (GNLN, NASDAQ) is a company that is focused on sales of products related to cannabis consumption. While the company currently has over 30% of its sales related to JUUL Labs, Inc. (a producer of electronic cigarettes), and is positioned in the large and growing markets for cannabis, e-cigarettes and hemp-derived CBD, the company may not currently derive greater than 50% of its revenue from the cannabis/hemp ecosystem. As a result, this company may not be considered a cannabis company for the Fund for purposes of the Names Rule.

The Fund believes that additional opportunities for the Fund to gain principal exposure to the cannabis and hemp ecosystem through Ancillary company investments will evolve over time, and the Fund’s portfolio managers will evaluate such opportunities for the Fund’s portfolio within the investment mandates as set forth in the Registration Statement and applicable law.

The Fund also notes the disclosure contained in “Non-Cannabis Related Risk” in the Fund’s Registration Statement.

Comment 2 – Principal Investment Strategy

To the extent that the Fund intends to principally engage in securities lending activities, please consider revising the “Principal Investment Strategies” section to disclose this activity.

Response to Comment 2

Pursuant to the Commission’s request, the Fund will include the following disclosure in its “Principal Investment Strategies” section:

“The Fund will seek to lend portfolio securities in an amount up to one-third of its total assets to brokers, dealers and other financial institutions. In a portfolio securities lending transaction, the Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan as well as the interest on the collateral securities, less any fees (such as finders or administrative fees) the Fund pays in arranging the loan.”

In conjunction with this disclosure and investment strategy, the below risk has been added to the Fund’s “Principal Risks” section:

“Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves a risk of loss because the borrower may fail to return the securities in a timely manner or at all. If the Fund were unable to recover the securities loaned, it may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly. Any cash received as collateral for loaned securities will be invested in readily marketable, high quality, short-term obligations. This investment is subject to market appreciation or depreciation and the Fund will bear any loss on the investment of its cash collateral.”

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

3